Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ascent Capital Group, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-8 of Ascent Capital Group, Inc. of our reports dated March 8, 2017, with respect to the consolidated balance sheets of Ascent Capital Group, Inc. as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016. Our report on the consolidated financial statements refers to the 2016 adoption of Financial Accounting Standards Board Accounting Standards Update 2016-19, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting.
/s/ KPMG LLP
Dallas, Texas
August 16, 2017